               Filed by NorthPoint Communications Group, Inc.
                     Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                     Subject Company: NorthPoint Communications Group, Inc. Commission File No. 000-29828

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ROXY.COM, NORTHPOINT COMMUNICATIONS GROUP, INC. AND PHOENIX NETWORKS ON AUGUST 14, 2000:

For immediate release
Contact:
     Roxy.com                NorthPoint Communications  Phoenix Networks
     --------                -------------------------  ----------------
     Doug Curran             Caroline Howell            Simone Valle
     (508) 229-3396          (415) 365-6056             (314) 983-6195
     doug.curran@roxy.com    chowell@northpoint.net     svalle@phoenixdsl.net
     --------------------    ----------------------     ---------------------

     Michael Zorek
     HWH Public Relations
     (212) 355-5049
     michael@hwhpr.com
     -----------------

            ROXY.com's Everything Wireless Takes E-tail Lead In DSL With Online Premiere of NorthPoint/PhoenixDSL High-Speed Internet Service

     HOLLYWOOD, Fla., Aug. 14, 2000 - ROXY.com, in partnership with NorthPoint Communications (NASDAQ: NPNT) and Phoenix Networks, is moving DSL sales into the e-tail arena with today's launch of NorthPoint/PhoenixDSL-branded high-speed Internet service on ROXY's EverythingWireless.com Web site.

     The partnership with ROXY represents the first co-marketing agreement NorthPoint Communications and Phoenix Networks have executed in their joint initiative to establish relationships with e-commerce companies.

     The addition of DSL (Digital Subscriber Line) service makes Everything Wireless the first true one-stop online shop for personal communications products and services, including the Internet's largest selection of wireless phones and service, data communications, two-way radios and accessories.

     ROXY, a leading multi-channel consumer electronics distributor, also expects to add the NorthPoint/PhoenixDSL service to its flagship ROXY.com site.

     Everything Wireless, NorthPoint and Phoenix Networks are collaborating to create an easy and fast way for consumers to learn about and buy high-speed Internet service. An automated shopping engine instantly lets Web site visitors know whether DSL service is available for their address, provides a tutorial/speed demonstration, guides them through service selection based on personal needs, and processes their order - all online and without the need to talk to a sales representative. They also can request more information, and receive a call back from a trained DSL expert.

     "High-speed Internet service is rapidly becoming a `must-have' resource for both business and leisure computer users," said Alan Refaeli, Everything Wireless director of business development. "Our complementary digital communications product line, as well as our `stay-connected' customer base, put Everything Wireless and ROXY.com in the ideal position to lead the DSL growth wave in the online retail marketplace. With recognized broadband DSL leaders NorthPoint Communications and Phoenix Networks as our partners, Everything Wireless customers will know they are getting the highest quality product and customer service at an affordable price."

     "NorthPoint is building smart partnerships with leading e-tailers like ROXY.com to bring the benefits of broadband to more consumers and businesses, said Debbie Jo Severin, vice president, marketing and communications, NorthPoint Communications. "Teaming with Phoenix Networks, a valued ISP partner, we are providing real-time information about DSL service to Everything Wireless visitors and making it simpler to order DSL service online."

     "This partnership creates an easy to use, one-stop resource for DSL service
- from providing background on DSL technology, to determining service needs and availability, to facilitating online purchase," said Scott Ellison, vice president of business development for Phoenix Networks. "We are proud to work with trusted brands like NorthPoint and ROXY's Everything Wireless to help businesses and home users get connected."

     Everything Wireless and NorthPoint/Phoenix are offering residential DSL at a highly competitive $39.99 per month for 784/392 KBps, always-on, no-dial-up service. Business DSL service is being offered at $124.99 to $389.99 per month, at dedicated speeds up to 1.5 MB per second. Besides providing automated online options for businesses, Everything Wireless will work directly with businesses through its corporate account department to explain and market the service.

     The service currently is available in 51 major U.S. markets, including the top 10 U.S. metropolitan areas. By the end of 2000, the service is expected to be available to more than half of all American households.

     To reach an even wider potential customer base, Everything Wireless also will market NorthPoint/PhoenixDSL service through its telemarketing centers, e-mail to its own and partner customer databases, and its print catalogs.

ROXY.com and Everything Wireless
--------------------------------

ROXY.com, of Marlboro, MA, is a leading multi-channel retailer of entertainment electronics and personal communications products and services. The company is #1 in online sales of DIRECTV satellite TV systems, and is listed by TWICE magazine as one of the top 25 revenue producers among all online consumer electronics retailers. Everything Wireless, a wholly owned division of ROXY.com, is the nation's first and largest direct marketer of cellular and PCS phones, accessories, two-way radios and GPS navigational devices. ROXY's sales channels include two Web sites, telemarketing center, catalogs and a ROXY shopping show on the ValueVision Network. ROXY.com's major investors include Federated Department Stores (NYSE: FD), NBC Internet (NASDAQ: NBCi), and ValueVision International (NASDAQ: VVTV). For business inquiries at Everything Wireless/ROXY.com, contact Alan Refaeli, Director of Business Development, (954) 921-1234, X113, or e-mail to alan@everythingwireless.com.

About Phoenix Networks
----------------------

Broadband services provider Phoenix Networks delivers a full range of connectivity products based on DSL (Digital Subscriber Line), ISDN and other high-speed technologies to more than 50 markets nationwide. In addition to business and residential high-speed Internet access, Phoenix Networks offers Web hosting, email hosting, security solutions and onsite technical services, all marketed under the PhoenixDSL brand. Founded in 1998, Phoenix Networks provides fast, reliable and secure broadband solutions via a state-of-the-art, fully meshed OC-48 capable ATM Tier-1 backbone. Phoenix Networks is privately held and headquartered in St. Louis, Missouri.

About NorthPoint Communications
-------------------------------

NorthPoint Communications Group, Inc., (Nasdaq: NPNT) one of the fastest-growing DSL services providers in the U.S., is building a global network designed to deliver affordable, dedicated high-speed Internet access, streaming content and other value-added services to consumers and businesses around the world. The company currently operates DSL-based local networks in 99 U.S. metropolitan statistical areas (MSAs). NorthPoint is also expanding its services around the globe through strategic partnerships with Versatel in Europe and Call-Net in Canada. On August 8, 2000, NorthPoint announced an agreement with Verizon to combine their industry-leading DSL businesses. The merger will strengthen NorthPoint's ability to quickly scale to meet the fast-growing demand for broadband services and to deliver innovative new services and greater choice to American consumers and businesses. The combined operations of NorthPoint and Verizon are expected to serve more than 600,000 DSL subscribers and will pass 63 million potential subscribers in 163 MSAs by the end of 2000. For additional information, visit www.northpoint.net.

----------------------

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate,""projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties, including, without limitation, the company's dependence on strategic third parties to market and resell its services, intense competition for the company's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital and other risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments. NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.


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